Mail Stop 3233
                                                               July 21, 2017


   Via E-Mail
   Alexander Aginsky
   Chief Executive Officer
   BuildingBits Asset Management, LLC
   411 NW Park Avenue, Suite 402
   Portland, Oregon 97209

          Re:     Bits Properties I, LLC
                  Draft Offering Statement on Form 1-A
                  Submitted June 22, 2017
                  CIK No. 0001709981

   Dear Mr. Aginsky:

          We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
   Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

   Part II   Offering Circular

   General

   1. We note that you intend to offer "up to $50,000,000 of various classes of the company's
          Common Bits," with each class of Common Bits corresponding to an individual real estate investment opportunity. We also note your disclosure that you will supplement the offering circular when additional real estate acquisition properties are identified and corresponding classes of Common Bits are added to this offering. Your offering appears to be a delayed offering and not a continuous offering under Rule 251(d)(3)(i)(F) of
          Regulation A. Please revise your offering structure and related disclosure throughout the offering statement for consistency with Rule 251(d)(3), or provide us with an analysis as to how your contemplated offering structure is appropriate under Rule 251(d)(3) and, in
 Alexander Aginsky
Bits Properties I, LLC
July 21, 2017
Page 2

        particular, Rule 251(d)(3)(i)(F). In this regard, please also revise your disclosure to clarify that each time you add a new class of Common Bits to this offering, the offering statement must be re-qualified by the Commission before you can make offers and sales of such new class of Common Bits.

2. We note your disclosure that "[e]ach class of Common Bits in this offering will represent indirect ownership of the wholly-owned subsidiary that holds title to the specific
        Property." Please revise to clarify, if true, that an investor will have no ownership interest in the wholly-owned subsidiary and that it also will have no direct or exclusive financial interest in the particular property subsidiary. Clarify the extent to which the
        Common Bits are intended to track the performance of a specific wholly-owned subsidiary that holds title to the specific Property.

3. You state that the Bit Designation provides for "special economic rights," including the
        "right to receive distributions from the wholly-owned subsidiary that flow upwards to
        Building Bits Properties I, LLC." Please revise to clarify that the Common Bits represent the right to receive distributions from the wholly-owned property subsidiary only if and when declared. Please also clarify the extent to which the Board retains complete discretion regarding when, if at all, distributions will be paid and that the company is under no obligation to make distributions. Briefly identify the circumstances in which you would be prohibited from making, or may elect not to make, distributions. Please also clarify if your board may change the distribution policy at any time without prior shareholder approval.

4. Disclosure on page 25, in the use of proceeds section, highlights the min/max nature of the offering. Please revise the cover page and plan of distribution section to similarly characterize the offering and disclose the minimum sales threshold. See
Item 1(e) and
        Item 5 of Form 1-A.

5. You state that Common Bits will be available for purchase through the BuildingBits
        Platform and investors will be able to post their Bits for sale on the Platform. Please tell us if the Platform engages in other activities, besides effecting the offer and sale of
        Common Bits. Please also tell us what exemption would apply for resales of the
        Common Bits in the secondary market.

6. We note your disclosure on page 5 that you intend for investors to be able to sell their
        Bits through the BuildingBits Platform, which is owned by Building Bits Holdings, LLC.
        Please provide us with an analysis of how the BuildingBits Platform should not be considered an "exchange" under the criteria provided in Rule 3b-16 of the Exchange Act.
        Please also advise whether Building Bits Holdings intends to register the Platform as a national securities exchange under Section 6 of the Exchange Act, or seek an exemption from registration, such as through compliance with Regulation ATS. Alexander Aginsky
Bits Properties I, LLC
July 21, 2017
Page 3

7. You state that Buildings Bits Holdings, LLC is not a member firm of FINRA. Please identify, on a supplemental basis, the services to be provided by Buildings Bits Holdings,
        LLC, including whether it will hold customer funds and securities, solicit investors, or negotiate or effect transactions. In addition, specify the fees Building Bits Holdings will receive in connection with its services. Please also tell us why you believe Building Bits
        Holdings does not need to register as a broker-dealer.

8. Please explain how broker-dealers participating in the offering will comply with
        Exchange Act Rule 15c2-4.

9. Please provide us with your analysis regarding the applicability of Exchange Act Rule
        15c2-11. Specifically, explain how you determined that the BuildingBits Platform is not a "quotation medium" as defined in Exchange Act Rule 15c2-11(e)(1). Alternatively, to
        the extent you determined that the BuildingBits Platform is a "quotation medium" under the rule, please explain how you will comply with Rule 15c2-11. To the extent you believe an exception to Rule 15c2-11 is available, please provide relevant analysis.

10. The Plan of Distribution section states that the Common Bits are generally freely transferable by Bitholders "subject to any restrictions imposed by applicable securities laws or regulations" and that buyers and sellers may purchase and sell the Bits using the
        BuildingBits Platform. However, because this purchase and sales activity by the buyers and sellers using the BuildingBits Platform would be effected by Sageworks Capital, who will also participate in the continuous distribution of Bits, such purchases appear to be prohibited by Rule 101 of Regulation M. Please explain to us how you intend such activity to occur on the BuildingBits Platform consistent with the requirements of
        Regulation M.

Cover Page

11. We note your disclosure on the cover page and page 2 that you will pay your Manager a management fee of 1% of the value of assets under management. We also note your disclosure on page 31 that you will pay the Manager an asset management fee equal to an annualized rate of up to 1.50% and a servicing / property management fee of up to
        0.50%. Please revise to reconcile these disclosures.

Offering Summary, page 1

12. Please consider including an organizational chart to outline your corporate structure and illustrate the relationships of the various entities discussed throughout the filing.
 Alexander Aginsky
Bits Properties I, LLC
July 21, 2017
Page 4

Risk Factors

We may utilize other sources of financing to acquire real estate assets . . . , page 4

13. You state that "[i]n the sole determination of the Manager, the Company may proceed to acquire a real estate asset using sources of financing other than investor funds in this offering." The Plan of Distribution section provides a minimum offering amount that must be met in order to acquire the identified property. Please revise to reconcile your disclosure.

If Building Bits Holdings, LLC were to enter bankruptcy proceedings, . . . , page 7

14. You state that if Building Bits Holdings LLC were to enter bankruptcy proceedings, the subscription proceeds held in a segregated account may be subject to the bankruptcy.
        The disclosure on page 15 provides that investor funds will be held by Folio Investments,
        Inc., a registered broker-dealer. To the extent such funds would held by Folio within the parameters of Exchange Act Rule 15c2-4, it is unclear how such funds would be subject to bankruptcy proceedings of Building Bits Holdings. Please revise to explain how funds held in escrow by Folio, for the benefit of investors, may become subject to bankruptcy proceedings of Building Bits Holdings.

Plan of Distribution and Selling Securityholders

Plan of Distribution, page 15

15. You state that the offering of each class of Bits will remain open until the earlier of (i) the date the particular class of Bit is fully subscribed, or (ii) the date the particular class of
        Bit is closed in the discretion of the Manager so long as we have received the minimum required investment for that class of Bit. We also note your disclosure on the cover page stating that the offering will be made on a best efforts continuous basis for "up to one year following the date of qualification by the Commission." Please revise to ensure your plan of distribution disclosure is consistent and complies with Rule 10b-9, including providing for a prompt refund by a specified date if the minimum sales threshold is not met.

16. Please clarify at what point an investor will be required to transmit funds in connection with an order to purchase Common Bits in the offering.

Transferability of our Common Bits, page 16

17. You state that the purchase and sale of your Bits may be done using the BuildingBits
        Platform "in which buyers and sellers may interact." Please elaborate on how buyers and sellers will interact through the Platform.
 Alexander Aginsky
Bits Properties I, LLC
July 21, 2017
Page 5

Description of the Company's Business, page 17

18. On page 1 you state that Building Bits Properties I, LLC will acquire each property and that each property will be owned by a wholly-owned subsidiary. Please clarify if the leverage relating to each property will be owned at the parent or subsidiary level. Tell us what consideration you gave to providing disclosure addressing whether Common Bit holders of one series may be subject to the business risks of a different series through the company's planned use of leverage, as a result of pooling of funds at the Building Bits
         Properties I level, or otherwise. Please also clarify how you will allocate common costs, such as general and administrative costs, among the property subsidiaries, if at all.

Our Company, page 17

19. We note your disclosure that "should we dispose of an asset covered by the Bit
         Designation, we will redeem those Bits from investors." Please expand your disclosure to describe the material terms of such redemption.

Property Description and Use of Proceeds

Property Overview, page 18

20. We note that distributions on each class of Common Bits appear to be dependent solely on the profits and losses of the subsidiary that holds title to the property corresponding to each class of Common Bits. As such, detailed operating data with respect to the specific property corresponding to each class of Common Bits is material to an investor's understanding of the securities being offered. Please tell us what consideration you gave to providing the following disclosure regarding the Beaverton property:

         The nature of the principal business of the tenants;

         The principal provisions of the leases between the tenants, including annual rental and renewal options;

         Any material intended improvements or capital expenditures related to the property;

         Risks associated with the property; and

         Any procedures you undertook to assess tenant creditworthiness and how you intend to monitor your tenants' creditworthiness on an ongoing basis.

21. Please disclose in your offering circular whether and, if so, how you intend to ensure the availability of the Beaverton property pending your receipt of sufficient funds to complete the acquisition. To the extent you have a right to acquire the Beaverton property, please file the related agreement as an exhibit. Please also revise your plan of
 Alexander Aginsky
Bits Properties I, LLC
July 21, 2017
Page 6

        distribution discussion to explain what you would do with investor funds if the minimum sales threshold is met, but you are unable to acquire the Beaverton property.

22. Please advise us how you calculated the 2017 Projected Cap Rate of 8.1% for the
        Beaverton property and expand your disclosure to explain the methodology and any key assumptions used in your calculation. Refer to Instruction (b) to Part II of Form 1-A.

Financial Summary, page 21

23. Please revise to clarify, if true, that the figure for 2016 expenses does not include any financing cost.

Use of Proceeds, page 25

24. Please clarify for us whether the amount deducted for offering expenses is inclusive of the underwriting discounts and commissions reflected on the cover page of your filing. Additionally, please explain to us why you have not deducted the investment fee disclosed on page 32 from gross offering proceeds to arrive at the amount available for investment.

Management

Compensation of Executive Officers, page 29

25. We note your disclosure that "from [the management fee], each executive officer, employee, or agent or our Manager will be compensated." Please clarify whether any portion of the management fees that you will pay to the Manager will be allocated to personnel costs of the Manager, including payment of compensation to the executive officers of Building Bits Holdings, LLC.

Term and Removal of the Manager, page 29

26. We note your disclosure on page 29 that the Bitholders may remove the Manager only for
        "cause." We also note the limitation on voting rights contained in
Section 5 of Exhibit
        2.3, which designates the special economic rights of the Class [TBD] Common Bits.
        Section 5 provides that holders of Class [TBD] Common Bits have no right to vote on removal of the Manager. Please add risk factor disclosure to discuss the difficulty of terminating your relationship with the Manager, even for poor performance, or the inability of Class [TBD] holders to terminate the Manager at all. Please also clarify whether there are any termination fees related to removal of the Manager.
 Alexander Aginsky
Bits Properties I, LLC
July 21, 2017
Page 7

Compensation of Our Manager and Affiliates, page 31

27. It is unclear if the investment related fees described on page 32 will be paid for by the company. Please revise to clarify if, for example, the secondary trading fee and investment exit fee will be paid by stockholders executing transactions through your affiliated broker-dealer.

Management's Discussion and Analysis, page 35

28. Please disclose if you have any commitments for financing, should you raise less than the maximum amount in the offering. Please also highlight the material terms of any such financing.

Prior Performance Summary, page 37

29. We note that you have not described any prior real estate programs in this section. Please consider removing references to prior programs sponsored by Building Bits Holdings,
        LLC and its affiliates.

Securities Being Offered, page 38

30. You state that distributions will be paid out of "the available cash of the company," and go on to define available cash as "determined by the revenues received by Property LLC, minus all expenses and fees and amounts saved by Property LLC for contingencies."
        Please revise to clarify whether the determinations and calculations underlying the available cash for each class of Bits will be subject to auditor review. To the extent this information will not be audited, it appears your risk factor discussion should be revised to describe the resulting risk to investors.

31. Please describe any liquidation rights or redemption provisions applicable to the
        Common Bits. See Item 14(a)(1) of Form 1-A. In addition, please be advised that you are responsible for analyzing the applicability of the tender offer rules to any redemption of Common Bits, including any redemption plan that you may establish. To the extent you have questions as to whether your redemption provisions comply with Regulation
        14E, you may contact the Division's Office of Mergers and Acquisitions at 202-551-
        3440.

Financial Statements, page 48

32. We note you intend to acquire a property for $2.7 million in Beaverton, Oregon. Please tell us how you applied the guidance in Rules 8-04 and 8-06 of Regulation S-X in assessing the need for financial statements of the identified property. Additionally, tell us whether you believe the property meets the definition of a predecessor as defined by
        Regulation C Rule 405.
 Alexander Aginsky
Bits Properties I, LLC
July 21, 2017
Page 8


33. Please tell us how you intend to provide financial information for future property acquisitions to potential investors. Your response should address:

         The role that significance of the acquisition plays, relative to your existing portfolio, in determining the type of information that you will provide to investors.

         The type of information you intend to provide.

         The timeframe in which you expect to provide such information.

34. Please tell us how you intend to provide periodic property level financial information to investors. Your response should address:

         The type of information you intend to provide.

         The manner in which the information will be provided.

         The frequency with which you expect to provide such information.

Part III   Exhibits

35. On page 16 you note your intent to use advertising, sales, and other promotional materials in connection with this offering. Please file any test the waters material as an exhibit to your offering statement.

Exhibit 4.1

36. We note Section 4(c) of your subscription agreement in which the subscriber represents that it "understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of
         Securities." We further note Section 4(f) of your subscription agreement in which the subscriber represents that it "understands that the Company is subject to all the risks that apply to early-stage companies." Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the
         Commission's guidance regarding impermissible legends or disclaimers, contained in
         Securities Offering Reform Release No. 33-8591 (2005).

Signatures

37. Please revise your signature page to include the signature of your principal accounting officer. To the extent an already signing individual will sign in the capacity of principal accounting officer, please add principal accounting officer to the list of capacities in which the person is signing. Refer to Rule 252 of Regulation A and Instruction 1 to
         Signatures on Form 1-A.
 Alexander Aginsky
Bits Properties I, LLC
July 21, 2017
Page 9


       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert
Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff
Attorney, at (202) 551-5880 or me at (202) 551-3215 with any other questions.


                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Attorney
                                                          Office of Real Estate
and
                                                          Commodities

cc:     Andrew Stephenson
        KHLK LLP